UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

COMMUNICATION ON RELATED-PARTY TRANSACTIONS

Banco Bradesco S.A. ("Bradesco" or "Company") informs its shareholders and the market in general, pursuant to article 30 and Attachment 30-XXXIII of Securities and Exchange Commission of Brazil ("CVM") Instruction No. 480/09 and the Company's Policy on Related Party Transactions ("Internal Policy") that, through its indirect subsidiary, Bradesco Gestão de Saúde S.A. ("Bradesco Gestão"), entered into an agreement with Sabin Ventures Ltda. (a Sabin Medicina Diagnóstica S.A. Group Company - "Sabin") and Fleury S.A. ("Fleury"), a Binding Investment Commitment Agreement and Other Covenants ("Agreement" or "Transaction").

This Agreement sets the terms and conditions for the entry of Bradesco Gestão into Kortex Ventures Fundo de Investimento em Participações I Multiestratégia - investiment in the abroad, whose shares are held by Fleury and Sabin Ventures Ltda., which invests in startups in the fields of digital health, diagnostic medicine and personalized medicine ("Kortex FIP").

The information referring to the Transaction, provided in the aforementioned CVM Instruction, are listed in the chart below:

Transaction
Related-Party´s Name	Fleury
Relation between the Related-Party and the Company

Bradesco holds, direct and indirectly, 100% of the capital of Bradseg Participações S.A., Bradesco Gestão and Bradesco Diagnóstico em Saúde S.A. (“Bradesco Diagnóstico”)

Bradesco Diagnóstico holds 29.98% of Fleury's common shares.

Fleury holds 70% of FIP Kortex and Sabin holds 30%.

Transaction´s Subject and Main Terms and Conditions

The Transaction, that is subject to CADE's approval, has as its purpose (i) the subscription, by Bradesco Gestão, of 25,000 issue quotas of FIP, within the scope of offer made pursuant to CVM Instruction 476/2009 ("Offering 476"), by the amount of R$25,000,000.00, achieving 12.5% interest in FIP; and (ii) after closing Offering 476, FIP Kortex will make a private offering of quotas in the amount of up to R$35,500,000.00, so that Bradesco Gestão subscribes an additional number of quotas and holds, at the end of the investment, an interest corresponding to 23% (twenty-three percent) of the issue quotas of FIP Kortex.

As a result, Bradesco Gestão will hold 23% of the issue quotas of FIP Kortex, while Sabin will hold 23% and Fleury will hold 54%.

Signature date: April 7, 2022

If, when, how and to what extend the counterparty in the transaction, its partners or managers participated in the process	The conclusion of the Agreement has obtained the applicable internal approvals, following all relevant regulations.
Detailed justification of the reasons why the issuer's Management considers that the Transaction observed commutative conditions or provides for adequate compensatory payment

Bradesco's management believes that the Transaction observed commutative conditions, given that the quotas will be subscribed by Bradesco Gestão for an amount at least equivalent to the amount for which Fleury and Sabin Group subscribed to the quotas issued under Offering 476.

The applicable internal approvals were also observed, in accordance with good governance, conduct, ethics and transparency practices and without conflicts of interest.

The documents referring to the Transaction are filed at the Company headquarters.

Cidade de Deus, Osasco, SP, April 7, 2022.

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 7, 2022

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.